WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

October 21, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Response letter dated September 24, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 5, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.	Regarding your response to the first bullet of prior comment 1:

•
We are unable to provide you any comfort regarding the accuracy of your analyses or conclusions regarding “free-trading shares,” particularly given that the holding period of Rule 144(d) begins when securities are acquired from an affiliate of the issuer;

Response:  We acknowledge that you are unable to provide any comfort regarding the accuracy of our analyses or conclusions regarding “free-trading shares.”  We refer you to our acknowledgments included at the end of this letter.

•
Please tell us the identities of the four former officers and directors mentioned in the third paragraph of your response and when their transfers to the Barbers or Belmont were reported pursuant to Section 16. Also tell us about your intentions with regard to seeking the profit pursuant to Section 16(b) of the Exchange Act with regard to these transactions; we note, for example, that:

Geoffrey Kruczek
Securities and Exchange Commission
October 21, 2010

▪
It appears that the Barbers sold securities to Belmont for $175,000 and within 6 months Belmont resold the securities for $240,500 plus other consideration. In this regard, please update your response to the second bullet of comment 2 in your letter to us dated June 21, 20 10 regarding your inability to determine profits realized by Belmont; and

▪	It appears from your response that the Barbers may have acquired 318,000 shares to resell to Belmont within six months.

If you decide not to pursue the profit, please tell us whether and how you intend to inform your shareholders about your decision;

Response:  The four individuals referred to as four former officers and directors are the following persons who held the positions indicated next to each name:

William E. Snell, Jr	Vice President, Director, *	300,000 shares
Allison B. Snell	Treasurer, Director, *	6,000 shares
Thomas E. Burress	Director, **	6,000 shares
Kathryn Burress	†, **	6,000 shares

* Spouse. ** Spouse. † Not a former officer or director.

           After further correspondence with the Barbers, we understand that the 318,000 shares were not transferred to the Barbers.  Instead, the four individuals listed above delivered stock certificates representing the 318,000 shares to the Barbers for the purpose of such 318,000 shares being sold to Belmont, who then delivered those stock certificates along with their stock certificates representing 654,000 shares for the sale to Belmont.  The four individuals listed above received consideration for those shares from Belmont through the Barbers and had knowledge of, and consented to, the delivery of their stock certificates to Belmont in connection with the sale.  The only purchase agreement for this sale, however, that we are aware of is the common stock purchase agreement dated July 24, 2009 that was filed on August 5, 2010 as an exhibit to WES’ Current Report on Form 8-K.  The Barbers have informed us that no other purchase agreement for this sale exists.

We are not aware of any reports filed pursuant to Section 16 that were filed with regards to the transfers from the Barbers and the four individuals to Belmont.

With regard to the transactions by Belmont that the Staff notes above, we do not intend to seek profits pursuant to Section 16(b) of the Exchange Act because, as part of a settlement we entered into with Belmont on October 14, 2010, we released Belmont from any claims against Belmont that we had or have relating to any such violation.  The settlement agreement was filed as an exhibit to WES’ Current Report on Form 8-K filed on October 19, 2010.

Geoffrey Kruczek
Securities and Exchange Commission
October 21, 2010

•
You indicate that Mr. Barber acquired an "additional" 31,950 shares on September 28, 2006. However, page 17 of the July 5, 2007 amendment to the registration statement mentioned in your response indicates that he acquired only 31,500 shares in that transaction. Please reconcile; and

Response:  The reference that Mr. Barber purchased 31,500 shares on September 28, 2006 on page 17 of the July 5, 2007 amendment to the registration statement is inaccurate.  The selling security holder table of such registration statement, however, accurately reflected his ownership, which included the purchase of 31,950 shares at $0.01 per share on September 28, 2006.

•
Clarify why you "could not gather sufficient information to respond" as to how the Barbers acquired the remaining 318,000 shares they sold to Belmont, in light of the correspondence with Mr. Barber mentioned in your response and the portion of your response regarding the collective delivery of stock certificates by the Barbers and the four former affiliates.

Response:  Although we corresponded with Mr. Barber, attempts at gathering sufficient information from Mr. Barber in order for us to respond regarding how the Barbers acquired the remaining 318,000 shares were unsuccessful.  Since receiving the Staff’s latest comments in the letter dated October 5, 2010, we continued our correspondence with Mr. Barber, and now understand that the 318,000 shares were not acquired by the Barbers but, rather, delivered by the four individual registered holders listed above to the Barbers for delivery by the Barbers, together with the Barbers’ 654,000 shares, for the sale.

2.	We will continue to evaluate your response to prior comment 2 when you file the documents mentioned in that response.

3.	Refer to the last page of your response:

•
Please tell us the identities of the three former Liberator shareholders whose certificates were exchanged for shares of WES Consulting and whether the shares they received were resold. Also tell us the reasons for permitting only those exchanges, given the portion of your response regarding the need to delay the physical exchange until after satisfying the information statement requirements and name change;

Response:  The three former Liberator shareholders were (i) Mitchel and Sherri Adler, (ii) Canterbury Securities Holdings, Inc. and (iii) AES International, Inc.  Our records indicate that the shares they received have not been resold.  We processed those exchanges by presenting the transfer agent with resolutions of WES Consulting’s Board approving the issuance of WES Consulting common stock and resolutions of Liberator’s Board approving the cancellation of their Liberator common stock, and letters of instruction from each respective company to the same effect, rather than instructing the transfer agent that this was an exchange for purposes of the merger.  At the time of these “exchanges,” we viewed this as a “work around” to satisfy the requests of the three Liberator shareholders and did not believe that this process constituted an exchange of Liberator and WES Consulting shares.  Thus, we did not believe that we were permitting these shareholders to exchange their shares while delaying the exchange for the other Liberator shareholders. We now recognize that an exchange of shares for the remaining shareholders could have been accomplished through the same process of cancellation of the Liberator shares and simultaneous issuance of WES shares, had it been requested by the other Liberator shareholders.

Geoffrey Kruczek
Securities and Exchange Commission
October 21, 2010

•
The March 12, 2010 letter to shareholders mentioned in your response appears to inform shareholders that they could obtain the "Exchange Shares" upon request, but your response indicates that, at the time of that letter, you believed that the transfer agent would not be able to exchange certificates. Please reconcile; and

Response:  As we explain in our response to the bullet point above, at the time of our March 12, 2010 letter to shareholders, we did not believe that we were permitting the shareholders to effect an “exchange” of their shares.  Instead, we were under the belief that the cancellation of their Liberator common stock and simultaneous issuance of new WES common stock was not an exchange of shares for the merger.

•
Please provide us an unconditional opinion from counsel qualified to opine on applicable state law regarding what date constitutes the "Effective Time" of the merger and when each Liberator common share became a share of the entity that survived the merger.

Response:  Enclosed herewith is an opinion dated October 18, 2010 from James M. Schneider of Schneider Weinberger & Beilly LLP, who is qualified to opine on Florida state law.  Mr. Schneider opines that the “Effective Time” of the merger took place on October 21, 2009.  On future filings with the Commission made by WES, we will disclose the effective date of the merger to be October 21, 2009.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Geoffrey Kruczek
Securities and Exchange Commission
October 21, 2010

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer

SCHNEIDER WEINBERGER & BEILLY LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
Roxanne K. Beilly, P.A.	(561) 362-9612

October 18, 2010

“CORRES”

WES Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, Georgia   30360

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-6010

Attention:	Geoffrey Kruczek, Esq.
Russell Mancuso, Branch Chief
Dennis Hult
Jay Webb

Re:	Liberator, Inc.
Current Report on Form 8-K
Response letter dated September 24, 2010
File No. 000-53514

Dear Sir or Madam:

We are counsel to WES Consulting, Inc., a Florida corporation (“WCI”).  Reference is made to the letter of the Securities and Exchange Commission dated October 5, 2010 directed to Liberator, Inc. (“Liberator”) wherein comment 3 the staff has requested opinion from Florida counsel as to:

•	what date constitutes the “Effective Time” of the merger between WCI and Liberator, a Nevada corporation; and

•	when (what time) each Liberator common share became a share of the entity (i.e., WCI) that survived the merger.

WCI and Liberator entered into a Merger and Recapitalization Agreement (the “Agreement”) dated as of October 19, 2009.  Thereafter, on October 20, 2009, Liberator filed Articles of Merger with the Secretary of State of Nevada which accepted the Articles of Merger on October 20, 2009.  On October 21, 2009, WCI resubmitted Articles of Merger with the Florida Department of State which was accepted on October 21, 2009.

In connection therewith, we have examined and relied upon original, certified, conformed, photostat or other copies of (a) the Articles of Incorporation and Bylaws of WCI; (b) resolutions of the Board of Directors of the parties to the Agreement authorizing the issuance of the shares pursuant to the Agreement; and (c) such other matters of law as we have deemed necessary for the expression of the opinion herein contained.

United States Securities and Exchange Commission
October 18, 2010

Discussion and Opinion

Section 1.3 of the Agreement provides on its face that the merger shall be effective at the time when the Florida Certificate of Merger had been filed with the Department of State of the State of Florida.  In the ordinary course for the merger to be consummated, both the Florida Articles of Merger and the Nevada Articles of Merger would need to be filed in the respective states in order for such consummation to occur.  However, inasmuch as the Florida Articles of Merger were filed and accepted subsequent to the filing and acceptance of the Articles of Merger in Nevada, the reference in Section 1.3 of the Agreement to the effectiveness of the merger at the time the Florida Certificate (i.e., Articles) Merger has been filed with the Department of State would be the applicable date that the merger was consummated.  In that regard, Section 607.0123(1) of the Florida Business Corporation Act (“FBCA”) provides that:

“…a document accepted for filing is effective on the date and at the time of filing as evidenced by such means as the Department of State may use for purpose of recording the date and time of filing.”

The Florida Department of State has recorded the Articles of Merger on October 21, 2009 at 4:18 PM, and accordingly, in our opinion, the “Effective Time” of the merger took place as of that date and time.

Section 1.1 of the Agreement recites that at the Effective Time of the merger, Liberator shall be merged with and into WCI, and the separate corporate existence of Liberator shall thereupon cease with WCI being the surviving corporation in the merger as specified under Florida law.  Section 1.8(a) of the Agreement provides that at the Effective Time, each Liberator common share issued and outstanding will be converted into WCI common shares.  Subsection (b) of that section provides that at the Effective Time, all Liberator capital shares shall be cancelled, and each Liberator capital share shall represent only the right to receive the WCI capital shares.  Section 1.9(a) of the Agreement for the only time refers to the fact that certificates (rather than WCI common shares as such) are to be delivered to the owners of the Liberator common shares to represent the shares of WCI.

United States Securities and Exchange Commission
October 18, 2010

Section 607.0625 of the FBCA provides as follows:

“(1)           Shares may but need not be represented by certificates.  Unless this act or another statute expressly provides otherwise, the rights and obligations of shareholders are identical whether or not their shares are represented by certificates.”

Concomitantly, Section 607.0626 provides as follows:

“(1)           Unless the articles of incorporation or by-laws provide otherwise, the Board of Directors may authorize the issue of some or all of the shares or any or all of its classes or series without certificates.”

The Board of Directors of WCI has authorized the Agreement which provides for the issuance of shares without designating that certificates must be issued to evidence these shares as a condition of the merger.  This is consistent with most other states which follow the Model Business Corporation Act.

Accordingly, in accordance with the foregoing, it is our opinion that each Liberator common share became shares of WCI as at the Effective Date of the merger described above.

Sincerely yours,

Schneider Weinberger & Beilly LLP

By: /s/ James M. Schneider
James M. Schneider

JMS:sjm